

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 3, 2007

Mr. Francis Richard Biscan, Jr.
Tara Minerals Corp.
2162 Acorn Court
Wheaton, IL 60187

> **Re:**   **Tara Minerals Corp.**
> **Registration Statement on Form SB-2**
> **Filed June 5, 2007**
> **File No. 333-146512**

Dear Mr. Biscan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   Please include the information required by Item 505 of Regulation S-B disclosing the determination of the offering price.

Cover Page

4.   You indicate that the offering price for the common stock was computed in accordance with Rule 457(c), yet you state in your risk factors that there is no public market for the common stock. Please revise this statement and include the disclosure required by Item 505 of Regulation S-B in the registration statement.

5.   We note the statement that the Company "Plans to have its shares listed on the OTC Bulletin Board…" Please confirm that you have made the application for listing. Otherwise, delete that statement.

Prospectus Summary, page 2

6.   You indicate that you do not have a website, yet the domain name www.taraminerals.com seems to display information about Tara Minerals Corp. and the parent company, Tara Gold Resources Corp. Furthermore, we notice the following:

*   the ticker symbols and prices for the parent company's stock appear directly below Tara Minerals Corp.'s logo; and

*   the website contains a press release of the parent company regarding drill results in El Picacho, Senora, Mexico. According to your SB-2, the Company does not own any mining properties at this location.

Please clarify the disclosure in the registration statement and on the website. See SEC Release No. 33-7856 for more information.

Risk Factors, page 3

7.   Please avoid language that mitigates the risk you present. Discuss the risk directly and plainly. For example, remove clauses such as "there can be no assurance."

8.   Please add a risk factor addressing the fact that you have no full time employees and the risk associated with attempting to hire employees or contract with third parties capable of implementing your plan of operations.

9.   It appears that your officers have limited experience in mining, if any. Provide a risk factor addressing this point.

10.   Please include a risk factor regarding the fact that your directors and officers own

the majority of your common stock.

Management's Discussion and Analysis and Plan of Operation, page 8

11.   We note your statement in the first paragraph under Management's Discussion
        and Analysis and Plan of Operation that you did not incur any expenses through
        May 31, 2007. However, your statements of operations on page 3 present
        expenses. Please revise your discussion and analysis to more accurately reflect
        your results of operations.

12.   While you provide a description of your capital requirements for the next twelve
        months, please also include a discussion of how long you can satisfy your cash
        requirements and whether you will need to raise additional funding in the next
        twelve months. We note, for instance, that you are required to make payments
        through 2009 on your properties.

Business, page 9

13.   Please provide the information required in Item 101(a), explaining your
        relationship with Tara Gold Resources Corp. As part of that discussion, explain
        the business reasons for spinning off Tara Minerals.

14.   Where you state that you intend to "acquire low-cost properties…" please include
        a description of the type of interest you intend to have in these properties,
        including whether you will own the surface rights.

15.   Clarify whether the shares of American Metal Mining have been distributed to
        you. In Note 1 to the Financial Statements, you indicate that, as of January 31,
        2007, that issuance had not yet been finalized.

16.   Please indicate whether you currently have any contracts with third parties to
        operate on any of your mining properties. If you do not have any third parties
        operating at your mining properties, please indicate as such.

17.   Please explain why each of the material contracts filed as exhibits to the
        registration statement name the purchaser of the mining interest as "Corporacion
        Amermin, S.A. de C.V." which is not the same name as the Company or the
        subsidiary American Metal Mining S.A. de C.V.

18.   Please explain why a press release on your website titled "Tara Minerals Corp.
        Announces Evaluation and Design Work Under Way at Don Ramon and
        Lourdes", June 25, 2007 (the "Press Release") provides information that is
        materially different than the information provided in your registration statement.

For example, the Press Release states that the company "has now fully paid for its 100% interest in the Don Ramon and Lourdes Groupings…properties,", yet you indicate in the registration statement that the Don Ramon concession was fully paid in January of 2007. Further, your registration statement does not identify any property as the "Lourdes Project." Further still, you indicate in the press release that Tara Gold Resources Corp., "Intends to spin-off Tara Minerals Corp. into its own public entity." Please update your registration statement so that the disclosure provided accurately reflects the state of your business.

19. Please include a discussion of the competitive business conditions and your competitive position in the industry and methods of competition as required under Item 101(b)(4) of Regulation S-B.

Management, page 15

20. The sentence regarding your lack of a code of ethics indicates that you have three officers. If this is the case, please disclose the required information for the third and unnamed officer.

Executive Compensation, page 15

21. You indicate that no compensation has been paid to officers, yet each officer has been granted options under your Non-Qualified Stock Option Plan. Please explain how or why these options were granted and modify the disclosure as appropriate.

Transactions with Related Parties, page 16

22. Please describe in more detail the arrangements regarding Tara Gold Resources Corp. first right to acquire certain mining prospects of the Company. Please provide the information required in Item 404 of Regulation S-B and attach any such agreement as an exhibit to the registration statement.

Selling Shareholders, pages 18-19

23. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders that are not natural persons. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Manner of Sale, page 19

24.   Please provide a heading for "Plan of Distribution" and ensure that all information required under Item 508 of Regulation S-B is included.

Consolidated Financial Statements

25.   Please update your registration statement to include financial statements as required by Item 310(g) of Regulation S-B.

26.   We noted the following instances where amounts did not appear to be consistent within the financial statements. Please reconcile the following differences for us, and revise your financial statements to the extent necessary:

•   We note that you adjusted net loss to reconcile to cash used in operating activities by $86,337 for an increase in accounts receivable and $5,986 for an increase in accounts payable for the three months ended January 31, 2007. However, the change in your balance sheets amount from October 31, 2006 to January 31, 2007 do not appear to agree.

•   We note on page 6 that you acquired property, equipment and mine development through related party payable and debt for a combined $1,802,072. However, we note on page 12 that you have capitalized gross property, equipment and mine development costs of $1,574,161.

•   Page 6 indicates that non-related party debt incurred was $167,072, while page 5 indicates that $549,372 of debt was repaid. Please clarify.

Notes to Financial Statements, page 7

Note 1. Nature of Business and Significant Accounting Policies, page 7

Machinery and Equipment and Mining Concessions, page 8

27.   We note on page 8 that you defer exploration and development costs until the properties are brought into production, which appears inconsistent with your policy as explained on page 9, whereby you charge exploration costs to operations as incurred. Please revise your disclosures to gain consistency in the description of your accounting policy, and explain to us how your policy is consistent with U.S. GAAP.

28.   We note that you assess the recoverability of the book value of your properties for indicators of impairment on an annual basis. Paragraph 8 of SFAS 144 dictates that properties should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, which

may occur more frequently than an annual basis. Please revise your policy to conform it to the provisions SFAS 144. In addition, it appears that you describe your impairment policy twice. Eliminate redundancy in the disclosure of your accounting policies.

Note 2. Property, equipment and mine development, page 12

29.   We note in Note 2.a. that you acquired the Pilar de Mocoribo Prospect from another subsidiary of Tara Gold Resources Corp. Please reconcile this disclosure with that found on page 10 in which you disclose that the Prospect was acquired from an unrelated third party, and revise to ensure that your disclosure is consistent.

Exhibit 5.1

30.   Please revise the legality opinion by Hart & Trinen to state, if true, that the shares of common stock have a par value of $0.001 per share.

Engineering Comments

General

31.   We note that your website and some press releases refer to or use the terms "measured," "indicated," "inferred," "geologic," or "drill indicated" resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form SB - 2, File No. 333-143512, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

32.   We note that you have stated a value of your ore to be $956/t based on present metal prices. Please disclose all relevant factors and parameters that were used to prepare this estimate as a footnote.

33. Please clearly describe your relationship with Tara Gold and other subsidiaries using a chart or diagram, if applicable. Disclose all subsidiary companies, business function, and relationships with the company. Provide a chart or diagram that clearly illustrates these relationships.

Pilar De Mocoribo, page 11

34. Please insert a small-scale map showing the location and access to each property. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

35. Please disclose whether the property has been physically examined in the field by a professional geologist or mining engineer. If not, add a risk factor that addresses the fact that the property has not been examined, detailing the risks to investors.

36.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

37.   In various locations in this section, you disclose that you "wholly own" projects, or "control" hectares of mineralized ground. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you don't own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas.

38.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Direct any engineering questions to Ken Schuler at (202) 551-3718. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Eisen
     R. Milne
     G. Schuler
     J. Madison

     Via facsimile
     William T. Hart, Esq.
     (303) 839-5414